On April 29, 2005, Small Cap Portfolio acquired the net assets of Phoenix-Lazard Small-Cap Value Series (Phoenix Portfolio), a series of The Phoenix Edge Series Fund, pursuant to a plan of reorganization approved by Phoenix Portfolio shareholders on April 26, 2005. The acquisition was accomplished by a tax-free exchange of 771,728 shares (valued at $12,046,680) of Small Cap Portfolio for the 960,107 shares of Phoenix Portfolio outstanding on April 29, 2005. Phoenix Portfolios net assets at that date, including $714,260 of unrealized appreciation and $254,282 of accumulated realized net gain, were combined with those of Small Cap Portfolio. The aggregate net assets of Small Cap Portfolio and Phoenix Portfolio immediately before the reorganization were $104,311,297 and $12,046,680 respectively. The aggregate net assets of Small Cap Portfolio immediately after the reorganization were $116,357,977.